UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): January 5, 2015

American Realty Capital Healthcare Trust, Inc.

(Exact Name of Registrant as Specified in Charter)

Maryland	001-36394	27-3306391
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

405 Park Avenue New York, New York 10022
(Address, including zip code, of Principal Executive Offices) Registrant's telephone number, including area code: (212) 415-6500

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01 Other Events.

This Current Report on Form 8-K is being filed pursuant to a memorandum of understanding regarding settlement of certain litigation relating to the Agreement and Plan of Merger (as amended, the “Merger Agreement”) dated as of June 1, 2014 by and among Ventas, Inc. (“Ventas”), Stripe Sub, LLC, Stripe OP, LP, American Realty Capital Healthcare Trust, Inc. (“HCT”) and American Realty Capital Healthcare Trust Operating Partnership, L.P.

SETTLEMENT OF CERTAIN LITIGATION

One action was filed in the United States District Court of Maryland: Rosenzweig v. Schorsch, et al. On October 31, 2014, Plaintiff in the Rosenzweig action filed an amended complaint which includes, among other things, claims relating to HCT’s disclosures in the proxy statement filed with the SEC.

On January 5, 2015, the parties to the Rosenzweig action agreed to a memorandum of understanding regarding settlement of all claims asserted on behalf of each alleged class of HCT stockholders. In connection with the settlement contemplated by that memorandum of understanding, each action and all claims asserted therein will be dismissed, subject to approval by each applicable court. The proposed settlement terms require HCT to make certain additional disclosures related to the merger, as set forth in this Current Report on Form 8-K. The memorandum of understanding further contemplates that the parties will enter into a stipulation of settlement, which will be subject to customary conditions, including confirmatory discovery and court approval following notice to HCT’s stockholders. If the parties enter into a stipulation of settlement, a hearing will be scheduled at which the court will consider the fairness, reasonableness and adequacy of the settlement. There can be no assurance that the parties will ultimately enter into a stipulation of settlement, that the applicable court will approve any proposed settlement, or that any eventual settlement will be under the same terms as those contemplated by the memorandum of understanding.

SUPPLEMENT OF DEFINITIVE PROXY STATEMENT

In connection with the settlement of the Rosenzweig action, the defendants have agreed to make these supplemental disclosures to the Definitive Proxy Statement. The supplemental information set forth below must be read in conjunction with the Definitive Proxy Statement, which should be read in its entirety. To the extent that information in this Current Report on Form 8-K differs from or updates information contained in the Definitive Proxy Statement, the information in this Current Report on Form 8-K shall supersede or supplement the information in the Definitive Proxy Statement. Nothing in this Current Report on Form 8-K, the memorandum of understanding or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth herein. Capitalized terms used herein, but not otherwise defined, shall have the meanings ascribed to such terms in the Definitive Proxy Statement. All page number references are to the Definitive Proxy Statement.

The first partial paragraph at the top of page 51 is hereby amended and supplemented by inserting the following sentence at the end:

“During these negotiating sessions, Ventas proposed a reduction in the per share purchase price from the original gross per share proposal of $11.75 to $11.70 based on an updated fully diluted number of shares of HCT common stock outstanding provided by HCT.”

The first paragraph below the bullet points on page 52 is hereby amended and supplemented by replacing such paragraph with the following:

“Following this discussion, the independent members of the HCT Board convened in private session with representatives of Proskauer and Venable where they considered, among other things: (i) amounts that could be payable to the Advisor or its affiliates under the Listing Note Agreement and the LTIPs that could be earned under the OPP; (ii) the 60 day prior written notice provisions required for termination of the Advisory Agreement and the Property Management Agreement; and (iii) the Advisor’s right to receive certain tail fees following termination under both the Advisory Agreement and Property Management Agreement as well as the Advisor’s possible right to receive a property disposition fee under the Advisory Agreement in connection with the merger. They also considered the Advisor’s and the SLP’s proposal that they would: (i) forfeit any LTIPs earned or to be earned under the OPP; (ii) agree to terminate both the Advisory Agreement and the Property Management Agreement at the closing of the merger without the requisite 60 days prior written notice; (iii) waive any right to receive any tail or disposition fees under either agreement; and (iv) liquidate amounts distributable under the Listing Note Agreement by contributing its rights to certain distributions from the HCT OP, in exchange for 5,613,374 Class C units of limited partnership in the surviving partnership (“Class C Units”). The Class C Units would be structured so that following any merger between HCT and Ventas, subject to a one-year lock-up period, the Class C Units would be redeemable for cash (with each Class C Unit being valued at the market price of one share of Ventas common stock) or, at the option of Ventas, one share of Ventas common stock. As a result of the issuance of the Class C Units, the per share consideration payable to HCT’s shareholders in the proposed merger would be equal to $11.33 per share. Following careful consideration of the Advisor’s proposal and after extensive discussions, including discussions with Proskauer and Venable, HCT’s independent directors unanimously determined to approve the proposed amendments to the Listing Note Agreement, the OPP, the Advisory Agreement and the Management Agreement.”

The second full paragraph on page 61 is hereby amended and supplemented by replacing such paragraph with the following:

“Citi reviewed enterprise values (calculated as equity values based on closing stock prices on May 30, 2014, plus debt, preferred stock and non-controlling interests and less cash and cash equivalents) as a multiple of next 12 months (as of March 31, 2014) estimated earnings before interest, taxes, depreciation and amortization, which we refer to as estimated EBITDA. Citi also reviewed closing stock prices on May 30, 2014 as a multiple of next 12 months (as of March 31, 2014) Wall Street research analysts' consensus estimated funds from operations per share, which we refer to as estimated FFO per share, and Wall Street research analysts’ consensus estimated adjusted FFO per share, which we refer to as estimated AFFO per share. Citi further reviewed the quotient of next 12 months (as of March 31, 2014) estimated net operating income divided by implied estimated operating real estate values (calculated as equity values based on closing stock prices on May 30, 2014 plus estimated tangible liabilities less estimated tangible assets), which we refer to as the implied cap rate. The overall low to high next 12 months estimated EBITDA, estimated FFO per share and estimated AFFO per share multiples observed for the HCT selected companies were 15.0x to 17.6x (with a mean of 16.7x), 13.5x to 16.8x (with a mean of 15.1x) and 15.0x to 18.9x (with a mean of 16.9x), respectively. The overall low to high next 12 months estimated implied cap rates observed for the HCT selected companies were 7.1% to 5.8% (with a mean of 6.2%). Citi then applied such low to high ranges of next 12 months estimated EBITDA, estimated FFO per share and estimated AFFO per share multiples and next 12 months estimated implied cap rates derived from the HCT selected companies to corresponding data of HCT, both excluding unidentified acquisitions of commercial real estate properties by HCT, which we refer to as HCT unidentified acquisitions, and pro forma for $500 million of HCT unidentified acquisitions during the next 12 months (as of March 31, 2014) with $250 million of such acquisitions as of September 30, 2014. Citi noted that, (i) excluding HCT unidentified acquisitions, HCT’s next 12 months estimated EBITDA, estimated FFO per share and estimated AFFO per share multiples at the implied merger consideration were 17.8x, 16.2x and 17.6x, respectively, and next 12 months estimated implied cap rate at the implied merger consideration was 5.6% and (ii) including HCT unidentified acquisitions of $250 million as of September 30, 2014, HCT’s next 12 months estimated EBITDA, estimated FFO per share and estimated AFFO per share multiples at the implied merger consideration were 17.1x, 15.1x and 16.7x, respectively, and next 12 months estimated implied cap rate at the implied merger consideration was 5.8%. Financial data of the HCT selected companies were based on public filings and other publicly available information. Financial data of HCT was based on internal forecasts and estimates of the external manager of HCT, public filings and other publicly available information. Balance sheet data of HCT was adjusted for the HCT Tender Offer. This analysis indicated the following approximate implied per share equity value reference ranges for HCT, as compared to the implied merger consideration:”

The second full paragraph on page 62 is hereby amended and supplemented by replacing such paragraph with the following:

“Citi reviewed transaction values of the selected transactions (calculated as enterprise values implied for the target companies based on the consideration payable in the selected transactions) as a multiple of the target companies’ next 12 months (as of March 31, 2014) estimated implied cap rate. The overall low to high next 12 months estimated implied cap rates observed for the selected transactions were 8.3% to 5.9% (with a mean of 6.9%). Citi noted that the average next 12 months estimated implied cap rates observed for selected transactions involving 50% or more stock consideration was 6.7% and involving 50% or more cash consideration was 7.0%. Citi then applied the low to high range of next 12 months estimated implied cap rates derived from the selected transactions to the next 12 months (as of March 31, 2014) estimated net operating income of HCT, both excluding HCT unidentified acquisitions and pro forma for $500 million of HCT unidentified acquisitions during the next 12 months (as of March 31, 2014) with $250 million of such acquisitions as of September 30, 2014. Citi noted that, (i) excluding HCT unidentified acquisitions, HCT’s next 12 months estimated implied cap rate at the implied merger consideration was 5.6% and (ii) including HCT unidentified acquisitions of $250 million as of September 30, 2014, HCT’s next 12 months estimated implied cap rate at the implied merger consideration was 5.8%. Financial data of the selected transactions were based on public filings and other publicly available information. Financial data of HCT was based on internal forecasts and estimates of the external manager of HCT, public filings and other publicly available information. This analysis indicated the following approximate implied per share equity value reference ranges for HCT, as compared to the implied merger consideration:”

The first full paragraph on page 63 is hereby amended and supplemented by replacing such paragraph with the following:

“Discounted Cash Flow Analysis. Citi performed a discounted cash flow analysis of HCT in which Citi calculated the estimated present value of standalone unlevered free cash flows that HCT was forecasted to generate during the second quarter of the fiscal year ending December 31, 2014 through the full fiscal year ending December 31, 2018, both excluding HCT unidentified acquisitions and pro forma for $500 million of HCT unidentified acquisitions during the nine month period ending December 31, 2014 and $500 million of additional HCT unidentified acquisitions per year during the fiscal years ending December 31, 2015 through December 31, 2018. The terminal value of HCT’s net operating income at the end of the forecast period was estimated using a perpetuity growth rate of 2.5%. Citi then applied terminal implied cap rates ranging from 7.0% to 6.0%, taking into account, based on Citi’s professional judgment, among other things, the implied cap rates (as of May 30, 2014) of the HCT selected companies, to the estimated terminal annual net operating income of HCT to calculate the terminal value of HCT. Such terminal value and unlevered free cash flows that HCT was forecasted to generate during the forecast period were then discounted to present value (as of March 31, 2014) using discount rates ranging from 8.25% to 9.25% derived from a weighted average cost of capital calculation. Financial data of HCT was based on internal forecasts and estimates of the external manager of HCT, public filings and other publicly available information. Balance sheet data of HCT was adjusted for the HCT Tender Offer. This analysis indicated the following approximate implied per share equity value reference ranges for HCT, as compared to the implied merger consideration:”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN REALTY CAPITAL HEALTHCARE TRUST, INC.

Date: January 5, 2015	By:	/s/ Thomas P. D’Arcy
Thomas P. D’Arcy
Chief Executive Officer